UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 26, 2024

BOWEN ACQUISITION CORP

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-41741	N/A
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

420 Lexington Ave, Suite 2446

New York, NY 10170

(Address of Principal Executive Offices) (Zip Code)

(203) 998-5540

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share and one right	BOWNU	The Nasdaq Stock Market LLC

Ordinary Shares, par value $0.0001 per share	BOWN	The Nasdaq Stock Market LLC

Rights, each entitling the holder to one-tenth of one ordinary share upon the completion of the Company’s initial business combination	BOWNR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously disclosed, on January 18, 2024, Bowen Acquisition Corp (the “Company”) entered into an Agreement and Plan of Reorganization (the “Business Combination Agreement”), by and among the Company, Bowen Merger Sub, a Cayman Islands exempted company and a wholly owned subsidiary of the Company (“Merger Sub”), Shenzhen Qianzhi BioTechnology Co. Ltd. (“Qianzhi”) and Qianzhi Group Holding (Cayman) Limited, a newly formed Cayman Islands company (“NewCo”), which provides for a business combination between the Company and Qianzhi (the “Business Combination”). An extraordinary general meeting of the Company (the “Business Combination Approval Meeting”) has been scheduled for January 13, 2025 to approve the Business Combination and related matters, and a proxy statement/registration statement/prospectus in respect thereof (the “S-4”) was filed with the SEC and declared effective as of December 18, 2024 and was mailed to shareholders of the Company on or around such date.

Also as previously disclosed, the Company is holding another, separate extraordinary general meeting (the “Extension Approval Meeting”) scheduled for January 7, 2025, to approve a proposal (the “Extension Proposal”) to approve, by special resolution, an amendment (the “Extension Amendment”) to the Company’s amended and restated memorandum and articles of association, as amended (the “Articles”), to allow the board of directors of the Company (the “Board”) to extend the date (the “Extension”) by which the Company must consummate an initial merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, such as the Business Combination, by up to three one-month increments, from January 14, 2025 (the “Current Termination Date”) to as late as April 14, 2025 (the “Extended Date”), unless the closing of a business combination shall have occurred prior thereto or such earlier date as shall be determined by the Board in its sole discretion. The definitive proxy statement for the Extension Approval Meeting was filed with the SEC on December 9, 2024 and mailed to shareholders of the Company on or around such date.

In order to avoid confusion regarding the right of the Company’s shareholders’ to redeem their shares for a pro rata portion of the funds held in the trust account established in connection with the Company’s initial public offering, the Company is filing this Current Report on Form 8-K to clarify that shareholders who wish to ensure that their shares are redeemed in the event that either the Business Combination is consummated or the Extension is implemented should instruct the Company’s transfer agent to redeem such shares in connection with both the Business Combination Approval Meeting and the Extension Approval Meeting.

Shareholders that submitted their shares for redemption in connection with the Business Combination Approval Meeting and want to ensure such shares are redeemed in the event either the Business Combination is consummated or the Extension is implemented must (or must direct such shareholder’s bank, broker or other nominee to) instruct the Company’s transfer agent to redeem such shares in connection with the Extension no later than the redemption deadline for the Extension Approval Meeting. However, there is no assurance that the Company will hold the Extension Approval Meeting or implement the Extension. If the Company does not hold the Extension Approval Meeting and implement the Extension, any shares originally submitted for redemption in connection with the Business Combination Approval Meeting and also instructed to be redeemed in connection with the Extension Approval Meeting will be automatically subject to redemption in connection with the consummation of the Business Combination, unless the shareholder withdraws such redemption request. However, if a shareholder only elects to redeem such holder’s shares in connection with the Extension Approval Meeting (and such holder did not previously submit such shares for redemption in connection with the Business Combination Approval Meeting), such holder’s shares will not be redeemed if the Company does not hold the Extension Approval Meeting and implement the Extension.

Cautionary Note Regarding Forward Looking Statements

Neither the Company nor any of its affiliates makes any representation or warranty as to the accuracy or completeness of the information contained in this Current Report on Form 8-K. This Current Report on Form 8-K is not intended to be all-inclusive and is not intended to form the basis of any investment decision or any other decision in respect of the Company or the proposed business combination with Qianzhi.

This Current Report on Form 8-K include “forward-looking statements” made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ from expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words or phrases such as “aspire,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “will be,” “will continue,” “will likely result,” “could,” “should,” “believe(s),” “predicts,” “potential,” “continue,” “future,” “opportunity,” seek,” “intend,” “strategy,” or the negative version of those words or phrases or similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination with Qianzhi.

The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

In connection with the proposed Business Combination, the Company has filed the S-4 with the SEC, which includes a prospectus of the Company as well as the Company’s proxy statement (the “Proxy Statement/Prospectus”) and mailed the definitive Proxy Statement/Prospectus to its shareholders. INVESTORS AND SECURITYHOLDERS OF THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, QIANZHI, THE TRANSACTIONS AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC by directing a written request by mail to the Company at 420 Lexington Avenue, Suite 2446, New York, NY 10170.

The definitive proxy statement for the Extension Approval Meeting has also been filed with the SEC and mailed to the Company’s shareholders as described above, and remains available for download through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC by directing a written request by mail to the Company at 420 Lexington Avenue, Suite 2446, New York, NY 10170.

Participants in the Solicitation

The Company and its directors, executive officers, and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of the Company in connection with the Business Combination and Extension, respectively, including a description of their respective direct and indirect interests, by security holdings or otherwise, is included in the S-4 and proxy statements described above. Additional information regarding the Company’s directors and executive officers can also be found in the prospectus contained in the Company’s Registration Statement on Form S-1 filed with the SEC on June 13, 2023, and declared effective by the SEC July 11, 2023, in connection with the Company’s initial public offering. These documents are available free of charge as described above.

Qianzhi and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Proxy Statement/Prospectus described above.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination, or (ii) an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 26, 2024	BOWEN ACQUISITION CORP

	By:	/s/ Jiangang Luo
Jiangang Luo
Chief Executive Officer